FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 1, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: October 6, 2003                                                                                                                                           By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Princess Nisku Gas Onstream; Production Levels Starting to Ramp Up

Calgary, Alberta, October 1, 2003 - Gentry Resources Ltd. is pleased to announce that effective September 20, the Company’s Princess Nisku gas well located at 10-22-20-12W4, is onstream at a contracted rate of 2 mmcf per day.  As reported earlier, the AOF (absolute open flow) rate of this well reached 12 mmcf per day during a three-day production test from a 12-metre perforated interval.  The 11.2 kilometer pipeline constructed to tie-in this well, consisting of 60 road, pipeline and service crossings, was completed on schedule and on budget.

Gentry is also pleased to announce that it has acquired the remaining 50% interest in this well and five offsetting sections of land for the consideration of $2.5 million. Gentry now owns a 100% working interest in this gas pool and offsetting lands subject to a potential 50% conversion by a large U.S. independent.

With the addition of the 10-22 Nisku gas well, the Company’s daily production volumes are approximately 2,100 boe per day.  Natural gas production is 6.5 mmcf per day while crude oil production is approximately 1,020 bbls per day.  The Company is also in the process of tieing in three more wells in the Princess area which, when completed, should add a further 100 boe/d net to the Company’s daily production.

Gentry continues to focus on the exploitation of a Pekisko oil pool discovered in July 2002 ten miles to the south of the 10-22 Nisku gas well. Gentry has recently drilled six wells into this pool, resulting in five oil (net 1.45) and one abandoned well (net 0.28). At present, production from this oil pool has reached 725 bbls/d (net 240 bbls/d) with associated gas. The Company plans six more delineation wells prior to year-end to extend the pool limits on a standard 160-acre (1/4 section) oil target spacing. The Company anticipates the pool will be downspaced to 80 acres in 2004 providing further drilling locations and additional production volumes.

During the third quarter, Gentry drilled or participated in 22 wells, (net 10) with one well presently drilling (100% Gentry-owned).  This has resulted in a 73% success rate (net 71%) comprised of nine oil wells (net 3.2), six gas wells (net 3.6), one cased well awaiting completion (net 0.25) and six abandoned wells (net 2.8).  Princess saw the bulk of the third quarter drilling activity with eleven wells (net 4.8) followed by the Whitecourt area with seven wells (net 2.8).

For the 10-22 Nisku gas well, the Company has negotiated a one-year, 2 mmcf per day firm deliverability contract, which secures the last available firm capacity at the third-party facility.  Should additional capacity in the gas plant and gathering system become available, Gentry can increase production rates on the well to take advantage of the temporary processing volumes.  However, additional drilling in this pool is expected to increase volumes of deliverable gas, which would further strain existing infrastructure. Thus, during this one-year contact period, the Company will assess the effectiveness of this route and compare to alternative options.

The Company has made significant capital investments throughout the year; the capital expenditure budget, initially set at $12 million and subsequently expanded to $18 million, is now translating into higher production and reserves for the Company.

Looking forward to the fourth quarter, Gentry anticipates drilling 14 wells (net 7) which will be concentrated mainly in the Company’s core Princess and Sedalia areas.  Gentry anticipates exiting 2003 at a production rate in excess of 2,400 boe per day.

Continued production additions are anticipated in the first quarter of 2004 as recently drilled wells are tied in and compression and de-bottlenecking is completed.  Gentry possesses a significant inventory of low to medium risk drilling prospects which will be aggressively exploited throughout 2004.

Gentry trades on the TSX under the symbol “GNY” and currently has 24,062,162 common shares issued and outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY